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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


SOUTHERN WELCOME

CARLY, ANN TALK MERGER WITH ATLANTA EMPLOYEES

CEO Carly Fiorina's first visit to Hewlett-Packard's Atlanta site February 22 drew nearly 500 employees on a sunny Georgia afternoon. HP Services (HPS) President Ann Livermore joined Carly for the session, which several hundred more employees watched from the neighboring Alpharetta and Barrett sites.

The Atlanta-area sites are home to the company's primary data center, customer outsourcing center and critical customer support operations. Employees come primarily from HPS, with smaller numbers from the Business Customer Organization.

Ann launched the coffee talk by thanking employees for a "fabulous first quarter." She lauded the North American team in particular, drawing out the consulting, outsourcing and customer support businesses for recognition.

A LEADING SERVICES PLAYER

The HPS leader went on to discuss what the HP-Compaq merger will mean to employees in the services business. "The main thing that I hope you take away is that it dramatically accelerates the implementation of our business strategy to become one of the leading services players in the industry," she said.

The merger, Ann went on to say, will allow HPS to make progress on several strategic initiatives it identified last summer: build scale, improve cost structures, bolster solution-selling skills and build market presence.

HP's services business will also benefit from the merger for five key reasons, she added:

     o    "Bigger is better" -- this scale is important to customers;

     o    Support is a "beautiful business," delivering high net profit;

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     o    The new HP will have "unbelievable" mission-critical capabilities;

     o    HP will offer leading multi-technology skills; and

     o HP and Compaq will benefit from complementary vertical market capabilities.

STRENGTHENING THE COMPANY

Carly echoed Ann's thanks to employees for a successful first quarter, as well as for their efforts and focus during the past 18 months.

In addition to benefiting services, the HP-Compaq merger will allow imaging and printing to continue to flourish by expanding its presence in markets such as digital publishing and digital imaging, Carly said.

In the PC business, HP will gain the direct distribution engine it needs to compete effectively with Dell. And HP will dramatically improve its market position in enterprise computing, she added.

"This company should lead," Carly said. "This company must lead. It is what our legacy prepares us to do, and that is why we fight so hard."

WHAT ABOUT THE PHONE CALLS?

During the Q&A session, an employee asked Carly about the PROXY SOLICITATION CALLS [link to article, entitled "Telephones are Ringing", featured on HP's internal web site and filed by HP with the Securities and Exchange Commission on February 21, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934] some employee shareowners have received about the merger. She explained that during a proxy contest, each side hires a "proxy solicitor" to handle distribution of materials, to ensure shareowners have received the materials and to get an indication of how they will vote.

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Carly assured employees that any indication of how they would vote would be kept confidential, but shareowners may always decline to divulge how they will vote. "Your vote is your business and if you don't feel comfortable telling people how you're going to vote, don't. Just vote."

POWER OF THE PORTFOLIO

To use HP's portfolio to "drive faster market leadership and greater profitability," the company will continue to pursue opportunities to "bundle" products and solutions, as well as continue to go to market in the consumer space with partners who can represent the whole portfolio.

"We have to go to market in terms of the commercial and the enterprise space with a sales motion that allows us to capture the power of the portfolio," Carly said. "So, when we stand in front of a customer, not only are we really able to go deep into a stand-alone products capability, but we can also go wide and say, 'And here's how the whole portfolio can help you.'"

MORE FEET ON THE STREET

In response to another employee's question, Carly said that the merger would result in a larger sales force, allowing the company to deploy sales teams "more deeply into accounts and more broadly geographically."

"We're not retreating back to every product gets its own sales force," she went on to say. "We will continue to strike the balance between being able to represent the whole portfolio, solve the customer's problem, and having specialists. We will maintain a united face to the customer and maintain the appropriate amount of specializing in each of our key businesses."

HP will continue to focus on and measure the company on the total customer experience, she added.

SPEED, POWER, PASSION

Ann told employees that, through the integration planning period, the organization must maintain customer focus. The HP and Compaq teams also are working on understanding the differences and similarities between the two services cultures, she said. Based on her involvement with the two

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teams, Ann believes Compaq services employees "absolutely love" the HPS standard of "speed, power and passion."

Successful mergers, Carly added, are those where companies devote the same care and discipline to cultural integration that they lavish upon tasks such as product line integration.

Carly closed by thanking employees for their candid questions during the session, as well as for their hard work with customers. Acknowledging that the next three weeks prior to the shareowner vote will be challenging at times, she reminded employees about what the merger means for the company.

"It is about this company leading in the way it can and should and must," she said. "It is about being realistic about what it takes to lead in an industry that's changing because customers demand more and more and more. This is about accelerating our strategy to win."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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